October 10, 2024

Hok C Chan
Chief Executive Officer
Toppoint Holdings Inc.
1250 Kenas Road
North Wales, PA 19454

       Re: Toppoint Holdings Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 23, 2024
           File No. 333-281474
Dear Hok C Chan:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 29, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1
Executive Compensation, page 64

1. On page 63, you disclose that you adopted a Clawback Policy to provide for the recovery of erroneously awarded incentive-based compensation from executive officers, a copy of which is filed as an exhibit. Please revise this prospectus to disclose the material terms of your clawback policy.
Certain Relationships and Related Party Transactions
Material Transactions with Related Parties, page 68

2. You disclose that as of June 30, 2024 and December 31, 2023, advances from the
       Company to Mr. Hok C Chan amounted to $292,300 and $207,016, respectively, and that such amount is non-interest bearing and due on demand. Section 402 of the
 October 10, 2024
Page 2

       Sarbanes-Oxley Act of 2002 prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive
       officer. To the extent necessary, disclose the action that will be taken to ensure any applicable arrangements will be extinguished prior to the completion of your initial public offering, or tell us why this provision does not apply to the advances to Mr.
       Chan disclosed in this section.
Note 2: Summary of Significant Accounting Policies
Revenue Recognition, page F-8

3. We note your response to prior comment 1 and we reissue our comment in part. Tell us supplementally the revenue amounts recognized in the financial reporting periods presented, for transit periods within 24 hours and in excess of 24 hours. For transit periods in excess of 24 hours, identify the length of transit time. To the extent you believe that the impacts of your current recognition of revenue at a point in time is not materially different than recognition over time, please provide an analysis that supports this view. Refer to SAB Topic 1:M.
        Please contact Brian McAllister at 202-551-3341 or Shannon Buskirk at 202-551-
3717 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-
3271 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Louis Bevilacqua